Vanguard Chester Funds Proxy Voting Results

Results of Proxy Voting

At a special meeting of shareholders on November 15, 2017, fund shareholders approved the following proposal:

Proposal 1 - Elect Trustees for the fund.*
The individuals listed in the table below were elected as trustees for the fund. All trustees with the exception of Ms. Mulligan, Ms. Raskin, and Mr. Buckley (each of whom already serve as directors of The Vanguard Group, Inc.) served as trustees to the funds prior to the shareholder meeting.

Trustee	For	Withheld	Percentage For
Mortimer J. Buckley	8,032,540,533	335,490,391	96.0%
Emerson U. Fullwood	8,026,287,796	341,743,128	95.9%
Amy Gutmann	8,033,129,916	334,901,008	96.0%
JoAnn Heffernan Heisen	8,040,240,897	327,790,026	96.1%
F. Joseph Loughrey	8,032,218,903	335,812,021	96.0%
Mark Loughridge	8,032,145,847	335,885,076	96.0%
Scott C. Malpass	8,019,182,814	348,848,110	95.8%
F. William McNabb III	8,033,681,962	334,348,961	96.0%
Deanna Mulligan	8,037,108,257	330,922,666	96.0%
André F. Perold	8,012,258,781	355,772,142	95.7%
Sarah Bloom Raskin	8,029,278,197	338,752,726	96.0%
Peter F. Volanakis	8,023,437,554	344,593,369	95.9%

*Results are for all funds within the same trust.

A sufficient number of votes were not received to pass the following proposals in the Institutional Target Retirement Fund Series and the Target Retirement 2055 Fund:

Proposal 2 – Approve a manager of managers arrangement with third-party investment advisors.
This arrangement enables the fund to enter into and materially amend investment advisory arrangements with third-party investment advisors, subject to the approval of the fund's board of trustees and certain conditions imposed by the Securities and Exchange Commission, while avoiding the costs and delays associated with obtaining future shareholder approval.

Vanguard Fund	For	Abstain	Against	Broker Non-Votes	Percentage For
Institutional Target Retirement Income Fund	77,681,205	6,595,142	2,551,486	12,342,239	78.3%*
Institutional Target Retirement 2015 Fund	125,281,788	9,759,336	3,214,503	18,399,283	80.0%*
Institutional Target Retirement 2020 Fund	240,909,704	18,866,047	8,434,328	41,345,733	77.8%*
Institutional Target Retirement 2025 Fund	306,255,115	23,850,991	7,633,800	47,977,235	79.4%*
Institutional Target Retirement 2030 Fund	232,888,715	20,517,873	6,319,222	50,280,761	75.1%*
Institutional Target Retirement 2035 Fund	222,431,660	20,107,313	4,873,912	50,126,550	74.8%*
Institutional Target Retirement 2040 Fund	162,106,456	15,135,935	3,796,840	55,583,636	68.5%*

Institutional Target Retirement 2045 Fund	151,308,992	14,123,620	4,179,943	37,331,671	73.1%*
Institutional Target Retirement 2050 Fund	92,877,251	10,423,355	2,062,761	23,214,487	72.2%*
Institutional Target Retirement 2055 Fund	37,815,577	3,366,990	870,842	8,348,498	75.0%*
Institutional Target Retirement 2060 Fund	10,208,922	804,081	348,629	1,211,113	81.2%*
Target Retirement Income Fund	704,963,029	51,082,968	38,066,888	60,043,853	82.5%
Target Retirement 2015 Fund	618,666,425	45,905,627	36,876,641	44,744,628	82.9%
Target Retirement 2020 Fund	465,232,945	30,751,416	28,997,938	34,802,461	83.1%
Target Retirement 2025 Fund	962,533,255	62,437,200	59,430,928	73,229,338	83.1%
Target Retirement 2030 Fund	379,623,756	25,687,801	23,835,800	77,047,601	75.0%
Target Retirement 2035 Fund	648,843,297	51,540,920	42,035,627	111,583,850	76.0%
Target Retirement 2040 Fund	239,460,363	21,311,066	18,511,646	56,177,246	71.4%
Target Retirement 2045 Fund	383,706,055	44,099,101	33,453,137	67,770,595	72.5%
Target Retirement 2050 Fund	139,517,850	16,571,279	12,087,943	30,294,440	70.3%
Target Retirement 2055 Fund	50,798,013	5,922,539	4,763,964	9,449,316	71.6%*
Target Retirement 2060 Fund	24,444,123	3,266,592	2,553,583	3,587,905	72.2%

*Although the “Percentage For” was high, the overall percentage of the Fund’s shares outstanding that were voted was not sufficient for the proposal to pass.

Proposal 3 – Approve a manager of managers arrangement with wholly owned subsidiaries of Vanguard.
This arrangement enables Vanguard or the fund to enter into and materially amend investment advisory arrangements with wholly-owned subsidiaries of Vanguard, subject to the approval of the fund’s board of trustees and any conditions imposed by the Securities and Exchange Commission (SEC), while avoiding the costs and delays associated with obtaining future shareholder approval. The ability of the fund to operate in this manner is contingent upon the SEC’s approval of a pending application for an order of exemption.

Vanguard Fund	For	Abstain	Against	Broker Non-Votes	Percentage For
Institutional Target Retirement Income Fund	78,166,609	6,280,765	2,380,458	12,342,239	78.8%*
Institutional Target Retirement 2015 Fund	125,163,337	9,401,859	3,690,431	18,399,283	80.0%*
Institutional Target Retirement 2020 Fund	241,081,759	19,384,258	7,744,063	41,345,733	77.9%*
Institutional Target Retirement 2025 Fund	305,356,649	24,592,134	7,791,122	47,977,235	79.2%*
Institutional Target Retirement 2030 Fund	232,513,943	20,521,691	6,690,176	50,280,761	75.0%*
Institutional Target Retirement 2035 Fund	222,900,282	19,684,057	4,828,547	50,126,550	74.9%*
Institutional Target Retirement 2040 Fund	160,965,009	15,565,256	4,508,966	55,583,636	68.0%*
Institutional Target Retirement 2045 Fund	151,967,904	14,045,871	3,598,779	37,331,671	73.4%*
Institutional Target Retirement 2050 Fund	93,203,940	10,251,169	1,908,259	23,214,487	72.5%*
Institutional Target Retirement 2055 Fund	38,076,574	3,417,715	559,119	8,348,498	75.5%*

Institutional Target Retirement 2060 Fund	10,269,969	798,308	293,355	1,211,113	81.7%*
Institutional Target Retirement 2065 Fund	24,438	10	12	1	99.9%*
PRIMECAP Fund	293,540,588	10,866,519	8,936,704	14,788,918	89.5%
Target Retirement Income Fund	714,513,575	49,425,243	30,174,067	60,043,853	83.7%
Target Retirement 2015 Fund	629,196,433	44,031,252	28,221,007	44,744,628	84.3%
Target Retirement 2020 Fund	472,818,371	29,047,404	23,116,524	34,802,461	84.5%
Target Retirement 2025 Fund	976,271,118	60,767,890	47,362,376	73,229,338	84.3%
Target Retirement 2030 Fund	384,044,420	25,435,976	19,666,961	77,047,601	75.9%
Target Retirement 2035 Fund	658,239,730	50,800,686	33,379,428	111,583,850	77.1%
Target Retirement 2040 Fund	244,901,305	20,586,054	13,795,715	56,177,246	73.0%
Target Retirement 2045 Fund	394,531,345	42,126,771	24,600,177	67,770,595	74.6%
Target Retirement 2050 Fund	143,655,740	15,859,178	8,662,154	30,294,440	72.4%
Target Retirement 2055 Fund	52,147,803	5,894,907	3,439,480	9,451,643	73.5%*
Target Retirement 2060 Fund	25,154,724	3,217,900	1,891,675	3,587,905	74.3%
Target Retirement 2065 Fund	300,878	33,051	6,907	58,410	75.4%

*Although the "Percentage For" was high, the overall percentage of the Fund's shares outstanding that were voted was not sufficient for the proposal to pass.